FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER, 2003

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

*

Lund Gold Ltd. News Release Dated October 2, 2003,

*

Lund Gold Ltd. Notice of Record and Meeting Dates, October 8, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

November 3, 2003

By:“James G. Stewart”

       James G. Stewart

Its:  Secretary

      (Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

November 3, 2003

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

October 2, 2003	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

NEWS RELEASE

Lund Gold Ltd. (“Lund”), is pleased to report that field crews have completed the Phase I exploration program at its Aldebara;n Property in Brazil.  Lund and its joint venture partner, Goldmarca Ltd., have an exclusive option to jointly acquire up to a 100% interest in the Aldebaran Property, a newly discovered 10,000 hectare epithermal gold exploration project which is yet to be drill tested.

The Phase I exploration program was designed to better define targets for drill testing later in the year.  Exploration activities included hand-trenching, prospecting, rock sampling, geologic mapping and collection of MMI (mobile metal ion) geochemical samples.  In addition, a total of 22.5 kilometres of induced polarization (“IP”) geophysical surveying was completed on eight grid lines.

Lund’s recent exploration was focused on an extensive gold in soil geochemical anomaly covering approximately 30 square kilometres.  Coincident with the central portion of the gold geochemical anomaly is a minimum, six-kilometre long, hydrothermally altered zone comprised of sericite, sulphides/oxides and multi-episodal quartz veining within felsic volcanic rocks.

Lund expects to release results from its initial stage of exploration by mid-October.  These will be collated with previous data to identify priority drill targets.  The Phase II exploration program, comprised of diamond drilling and additional IP geophysics, is scheduled to begin in November.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

LUND GOLD LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  * Fax: (604)331-8773

October 8, 2003

To:

All Applicable Securities Commissions

“VIA SEDAR”

And

To:

TSX Venture Exchange

Dear Sirs:

Re:

Special and Annual General Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting dates for the Company’s Special and Annual General Meeting of Shareholders as follows:

1.	Meeting Type	:	Special and Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	550367 10 6
5.	Record Date for Notice	:	October 31, 2003
6.	Record Date for Voting	:	October 31, 2003
7.	Beneficial Ownership Determination Date	:	October 31, 2003
8.	Meeting Date	:	December 10, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Routine and Special

If you require any further information, please contact the undersigned.

Yours sincerely,

LUND GOLD LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

Ginna Tiongco, Computershare Trust Company of Canada

John Bowles/Lynda Markwell, PricewaterhouseCoopers , Chartered Accountants

U.S. Regulatory Authorities (with Form 6K)

Naomi Corrigan (Accounting)